Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-128020

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated September 8, 2005)

MICROVISION, INC.

COMMON STOCK

1,641,216 SHARES

This document supplements the Prospectus dated September 8, 2005 relating to the offer and sale from time to time of up to 1,641,216 shares of the common stock of Microvision, Inc. by selling shareholders of the Company.

This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus dated September 8, 2005, including any amendments or supplements thereto.

Investing in these securities involves a high degree of risk. You should carefully consider the “Risk Factors” set forth on page 2 of the Prospectus and in our future filings with the Securities and Exchange Commission, which are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in the table appearing under the heading “Selling Shareholders,” beginning on page 11 of the Prospectus, is hereby amended by adding the information below with respect to shareholders not previously listed in the Prospectus (including in any amendments or supplements thereto), and with respect to shareholders previously listed in the Prospectus (including in any amendments or supplements thereto), by superseding the information about such shareholder with the information in the table below. The percentage of our outstanding common stock beneficially owned by the selling shareholders named below is based on 39,634,846 shares of common stock issued and outstanding as of September 16, 2006. Rockmore Investment Master Fund Ltd. acquired beneficial ownership of the shares listed below by transfer from Omicron Master Trust, which is listed as a selling shareholder in the Prospectus.

SELLING SHAREHOLDERS

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering	Beneficial Ownership Percentage After Offering
Omicron Master Trust (1)	515,765	43,982	471,783	1.2%
Rockmore Investment Master Fund Ltd. (2)	502,725	20,391	482,334	1.2%

*	less than one percent.

(1)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(2)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 16, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

The date of this Prospectus Supplement is September 22, 2006.